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                                                              Exhibit (a)(1)(MM)

  Excerpts from the Transcript of Omnicare's Third Quarter 2002 Conference Call
                                October 31, 2002

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         Before we get into our earnings, I am going to take a couple of minutes to give you a brief update on recent developments concerning our offer to acquire NCS HealthCare. You will understand of course that, given the litigation that is going on, I am necessarily limited in what I can say on this matter and, consequently and regrettably, I won't be able to take questions on this issue during the Q&A session.

         On last quarter's call we announced the commencement of litigation and the launch of a tender offer for NCS shares. To date, an overwhelming majority of NCS's public stockholders have supported Omnicare's $3.50 fully financed, all-cash offer to acquire NCS. As of October 21st of this year, approximately 71% of these stockholders have tendered NCS shares into Omnicare's tender offer.

         Apparently recognizing that the Genesis transaction is inferior to Omnicare's offer and not in the best interests of the NCS stockholders, on October 22, the NCS board of directors withdrew its recommendation that NCS stockholders vote in favor of the Genesis transaction.

         Moreover, NCS stockholders, in addition to Omnicare, have sued the NCS directors for breaching their fiduciary duties in approving the merger agreement with Genesis and related voting agreements. A motion for a preliminary injunction relating to these claims is expected to be heard by the Delaware Chancery Court on November 14.

         Now, as you may know, earlier this week, the Delaware Chancery Court denied our motion for summary judgment as to the first count of our complaint, which sought a declaration



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that the execution of the voting agreements with Genesis by Jon Outcalt and
Kevin Shaw resulted in the automatic conversion of the Class B shares, which have ten votes per share, into Class A shares, which have one vote per share, and granted summary judgment in favor of the defendants. And in another ruling, the court found that, because Omnicare was not an NCS stockholder on July 28th, the date on which the NCS board approved the merger and related voting agreements, it does not have standing to bring claims that the NCS directors breached their fiduciary duties. We believe that the court has erred and we plan to appeal these rulings. Moreover, we note that the court's rulings do not address the merits of the fiduciary duty claims. We look forward to the court addressing those claims on November 14 in connection with the NCS stockholder-plaintiffs' action, which is based on the same grounds as was Omnicare's complaint.

         And as we have said before, we are a disciplined and determined buyer, and we remain fully committed to our superior offer to acquire NCS. It is worth repeating, I believe, that our $3.50 all-cash offer represents more than four and a half times the value of the company's stock prior to the receipt of our offer on July 26th, and more than twice the value of the Genesis offer. NCS stockholders should not be forced to accept an inferior transaction - particularly one that the NCS Board does not even support. So, we'll keep you updated on further developments, stay tuned.

         Now, turning our attention to our earnings announcement...



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[Question and Answer]

.. . .

THE OPERATOR:

Your next question comes from Sandy Draper with Robinson Humphreys.

SANDY DRAPER, ROBINSON HUMPHREYS:

Two questions. Joel, I know you don't want to answer specific questions on NCS, but could you address, sort of, on the legal front, how much time is senior management spending on this and is there a certain point if it drags out long enough that it's just gonna eat up too much of your time and it's not worth pursuing or right now do you view this as such an attractive opportunity that you're willing to, you know, drag it out for the foreseeable future and you don't think you're spending too much time on it?

MR. JOEL GEMUNDER:

Alright, let me answer the question this way. It's a very good question. One, we expect this thing to be resolved, there's a hearing as I said before on the fourteenth of November and it should be resolved prior to the end of the year. Am I spending too much time on it the answer is no. Fortunately, I'm not a lawyer so I have to delegate that to other people and we have very competent counsel in the form of bankers and lawyers and they handle the majority of that for us and we're not letting, we're not sitting there with bated breath waiting on answers. We have a lot of other fish to fry and that's what we're doing. So the answer to your question is no, we're not spending a lot of time on it and yes, we expect this to be a short range, come to a short range conclusion within the next thirty to sixty days.

.. . .